

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2018

Henry Stupp
Chief Executive Officer
Cherokee Inc.
5990 Sepulveda Blvd., Suite 600
Sherman Oaks, California 91411

  Re: Cherokee Inc.
    Registration Statement on Form S-3
    Filed October 26, 2018
    File No. 333-228024

Dear Mr. Stupp:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald Alper at 202-551-3329 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Beverages, Apparel and Mining

cc: Scott Stanton